Action Performance Companies, Inc. 2001 Annual Report

02014995

AR/S
P.E. 9/30/01


INTERSTATE
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Bud
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Different.
RIDGID
THE HOME DEPOT
Goodwrench

ACTION

ACTION COLLECTABLES, THE CHOICE *of* CHAMPIONS


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CHASE AUTHENTICS



ACTION RACING COLLECTABLES, INC.


UPS 88

BROOKFIELD COLLECTORS GUILD.



RCCA



Revell COLLECTION


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WINNER'S CIRCLE



CASTAWAY



88
UPS

Dale Jarrett 2001 Winner: Carolina Dodge Dealers 400
Harrah's 500
Virginia 500
New England 300

1999 NASCAR Winston Cup Champion

Table of Contents


Winston Cup
Series

It may be cliché, but in light of all that has happened in Fiscal 2001, I can't help but say it.

What a difference a year makes!

As Fiscal 2000 came to a close, Action Performance was struggling. We knew it, but we also knew that our core business, our customer base and licensing portfolio remained strong. What we needed was a change in strategy and how we approached our processes. While some observers were predicting our demise, Action was planning its recovery strategy. We cut costs, implemented strong controls, eliminated slow-moving inventory and refocused on our core strengths. With our business plan in place and an anticipated increase in NASCAR popularity thanks to a new television deal and new markets on the horizon, we were poised for a turnaround. We did not have to wait long.

Our growth strategy and expansion made Action's stock the fifth-highest gainer on the NASDAQ stock exchange during the 2001 calendar year. Action exceeded the financial sector's expectations in nearly every category and our profit margins at the end of the year were nearly back to pre-2000 operating statistics. Our growth strategies, in particular our acquisition of the Winner's Circle mass-market brand and our partnership with QVC, allowed us to operate from a position of strength in the market. The results were a convincing affirmation of the soundness of our business plan.

It would be easy for us to rest on the laurels of our accomplishments, but in the motorsports industry, once you achieve any level of momentum, you capitalize on it with all of your resources. Action is doing exactly that. We have already expanded our portfolio of exclusive licenses with the signing of Chip Ganassi's race teams and we are ensuring the longevity of our portfolio with long-term renewals with existing partners such as Joe Gibbs Racing and Rusty Wallace.

As for the future, we will push to expand our portfolio of official licenses even further. We will continue to expand our customer base, augment our product lines and grow our distribution channels to reach more markets and demographics. We will innovate and create opportunity within the sport of auto racing. And we will continue to adhere to our core strategy to maximize profits and sales with a minimum of cost and overhead.

Fiscal 2001 was a triumph for our shareholders and investors, customers, business partners and employees. With a clear vision of our direction and confidence in our ability to follow through on our goals, I am convinced that Fiscal 2002 will be another great year.

Fred W. Wagenhals
Chairman of the Board, President, and Chief Executive Officer
Action Performance Companies, Inc.

Letter to Shareholders



Far from being a simple collectibles and apparel distributor, Action Performance Companies, Inc. is in fact a multi-role, comprehensive marketing, licensing and promotional powerhouse that draws on an impressive portfolio of exclusive licensing agreements and relationships with the top sanctions, drivers, teams and manufacturers in the motorsports industry. While Action has built a bulletproof reputation as a producer of top-quality officially licensed racing collectibles and apparel, our expertise extends into all aspects of motorsports promotion and marketing.

Action's existing product lines cover the gamut from the most accessible mass-retail merchandise to the highest-end limited-edition collector pieces on the market. These products are sold under the auspices of some of the racing industry's most respected brands: Action Racing Collectables, Chase Authentics, Revell Collection, Racing Collectables Club of America (the Club), Minichamps, Castaway, Winner's Circle, Brookfield and goracing.com. These brands are serviced by a comprehensive array of distribution channels that cover wholesale, trackside, specialty, mass-retail, television and Internet sales.

Tangible products are only one facet of our portfolio of services. The company also offers complete solutions from the earliest concept stages through the final production phase for any promotion, marketing opportunity, or merchandising strategy. With in-house creative, marketing, public relations and advertising resources, as well as complete production capabilities, Action leverages a potent infrastructure to offer a total solution for any motorsports-related promotional or marketing opportunity, in a cost effective manner.

Our wide range of available products and services, combined with the strength of ten years' experience in the industry and our long-standing relationships with racing's top personalities, teams, manufacturers and sponsors, makes Action Performance the unrivaled leader in value-added motorsports marketing and merchandising services.

Organizational Strength


RIDGID
Coca-Cola
GOODYEAR
HOMEDEPOT
NASCAR
HUSKY
THE HOME DEPOT
20

NASCAR

RCR Richard Childress Racing Enterprises, Inc.

Jeff Green
Robby Gordon
Kevin Harvick
Jay Sauter
Johnny Sauter

Dale Earnhardt, Inc.

Dale Earnhardt
Dale Earnhardt Jr.
Kerry Earnhardt
Steve Park
Kenny Wallace
Michael Waltrip

Penske Racing

Rusty Wallace

Hendrick Motorsports

Jeff Gordon

Joe Gibbs Racing

Bobby Labonte
Tony Stewart

Robert Yates Racing

Dale Jarrett
Ricky Rudd

Chip Ganassi Racing with Felix Sabates

Sterling Marlin
Jimmy Spencer

Evernham Motorsports

Bill Elliott
Jeremy Mayfield

NHRA

John Force Racing

John Force
Tony Pedregon




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Coors LIGHT

Exclusive Licenses




PENNZOIL


STIHL
DODGE

Instead of just riding the coattails of America's fastest-growing spectator sport, Action Performance directly drives auto racing's growth as the number one merchandiser and licensor in NASCAR. Action works with more of the top racing stars, teams, manufacturers and sponsors than anyone else.

No one has a more extensive portfolio of official motorsports licenses than Action. Our list of exclusive drivers reads like a "Who's Who" of NASCAR: Dale Earnhardt, Dale Earnhardt Jr., Kerry Earnhardt, Bill Elliott, Jeff Gordon, Robby Gordon, Jeff Green, Kevin Harvick, Dale Jarrett, Bobby Labonte, Sterling Marlin, Jeremy Mayfield, Steve Park, Ricky Rudd, Jay Sauter, Johnny Sauter, Jimmy Spencer, Tony Stewart, Kenny Wallace, Rusty Wallace and Michael Waltrip. Our exclusive team portfolio is equally impressive: Dale Earnhardt, Inc., Evernham Motorsports, John Force Racing, Chip Ganassi Racing with Felix Sabates, Joe Gibbs Racing, Penske Racing, Richard Childress Racing and Robert Yates Racing.


Goodwrench
3
Goodwrench



As an exclusive licensee of so many of the top names in racing, Action is able to leverage a single campaign across a wide variety of merchandise lines, promotional channels and other assets. The trust bestowed upon Action by our licensors enables us to be flexible, creative and comprehensive in our customers' solutions.

Our licensors choose Action because of our quality products and commitment to safeguarding their valued identity and trademarks. We work directly within the racing community on a personal level to ensure the satisfaction of both licensors and clients in every promotional, marketing and merchandising campaign we undertake.


UPS

Action Performance is at the creative vanguard of the motorsports industry. Rather than acting on trends as they happen, we work with our clients and our licensors to create the trends that set the standard for the racing world to follow.

Our dedicated marketing and creative services teams work to generate opportunity instead of waiting for opportunity to knock. This kind of proactive approach to business requires a spirit of innovation, risk-taking and thinking "outside the box." To meet this challenge, Action has put together a cutting-edge team of skilled and inventive individuals who are dedicated to providing memorable, impactful ideas and solutions for our clients.

In 1995, Action worked with R.J. Reynolds, Richard Childress Racing and Dale Earnhardt to create a unique, novel tribute to Winston's 25-year involvement in NASCAR by repainting Earnhardt's trademark black racecar to silver. Earnhardt's silver car became an overnight sensation and sales phenomenon; the promotion was so successful that soon the "special paint scheme" went from an oddity to a preferred method of promotion within motorsports.

The latest evolution of this idea was borne out in 2001. In a unique marriage of Hollywood and professional motorsports, Action brought together General Motors, Warner Brothers and Richmond International Raceway to promote the Chevrolet Monte Carlo 400 with the Looney Tunes. This entertainment and racing extravaganza featured no less than seven NASCAR drivers, including four-time Winston Cup champion Jeff Gordon, as well as a Looney Tunes themed pace car. Combined with a complete marketing and public relations campaign, the Looney Tunes program was one of Action's most ambitious and most successful special programs in the company's history.

Action's creative team brings foresight, creative thinking and flexibility to each promotional campaign. With our intuitive, personal understanding of the motorsports market, Action is able to tailor exactingly our solutions to our clients' needs, regardless of the scope or size of the project. From the simplest product flyer to massive all-inclusive projects entailing racecar design, firesuits, die-cast and apparel production and special-event planning, we offer scalable, timely and highly visible campaigns targeted for our clients' success—all under one roof.


GOODYEAR
3M
Bud
SPICER
Bowman
JESEL
INFOGRAMES

Exponential
Marketing & Creative Services


Remington
Budweiser
The OUTLAW
Budweiser
FOX
8

Dale Earnhardt, Jr. 2001 Winner: Pepsi 400
MBNA Cal Ripken, Jr. 400
EA Sports 500


Goodwrench
Service Plus
29
GOODYEAR
SIMPSON
PERFORMANCE PARTS



Regardless of what kind of product we sell, Action Performance stresses accuracy and precision in our production processes. We are committed to quality and attention to detail, which means that from concept to delivery we hold ourselves to exacting standards.

A perfect example is our die-cast replica production process. With the full approval of our licensors, Action works with teams, sponsors and automotive manufacturers to collect and exploit critical elements such as logos, colors, identities and designs for each replica. These elements are then matched to exhaustive research that includes technical drawings, precision measurements, detailed photographs and computer renderings of the actual racecar to produce an exact scale model.

Once in production, literally hundreds of people are involved in moving the replica through to the finished product, from hand-painting to assembly to packaging. Yet, even with the most painstaking processes in place, product runs that number in the thousands are ready for shipment within 90 to 120 days from the first developmental steps.

Even with the extensive infrastructure necessary for such a large undertaking, Action continues to maintain low production costs and overhead, resulting in an efficient, precise production cycle that is cost-effective. As pleased as we are with our current processes, however, Action continually searches for ways to improve and refine our processes to maximize value and quality for our customers at a minimum of expense.

Extensive Production Capabilities

Kevin Harvick 2001 Winner: Cracker Barrel Old Country Store 500
Tropicana 400

2001 NASCAR Busch Grand National Champion
2001 NASCAR Winston Cup Rookie of the Year



Simply stated, no other company in motorsports marketing or merchandising can match the distribution power of Action Performance. Action has more officially licensed products available through more channels of distribution than any of our competitors.

Fiscal 2001 saw an expansion of the company's distribution channels in the form of an exclusive arrangement with QVC involving the home-shopping giant's "For Race Fans Only" television show, as well as Action's goracing.com Internet e-commerce portal. Action also expanded its exposure in mass-retail stores such as Wal-Mart, Kmart and Meijers by acquiring the Winner's Circle die-cast brand from Hasbro.

With the strengthening and expansion of television, e-commerce and mass-retail sales channels, Action's distribution capabilities grew even stronger in 2001. Seventeen wholesale distributors servicing thousands of specialty stores and merchants, a comprehensive trackside distribution network, the members-only club and non-traditional outlets such as convenience stores and corporate promotions give Action premium market coverage. This vast distribution capacity also allows Action to enjoy rapid to-market times for its special promotional merchandise and campaigns.

Having so many distribution options available also increases our ability to serve the gamut of collector and product markets. Our clients can choose from a full range of product types, from the lowest-cost items to the highest-grade, limited-run collector replicas, with which to promote their brands and properties. Put simply, Action can get the widest selection of product to the largest possible audience in the shortest time.


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Expansive Distribution Channel


December 2001
ACTION RACING COLLECTABLES CLUB OF AMERICA


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TAURUS


INTERNATIONAL

The key to Action's success lies in the caliber of people that work behind the scenes. Though Action has the distinction of ten years' experience as an industry leader in motorsports, our management and employees actually boast hundreds of accumulated years of experience both in motorsports and other critical industries and business sectors.

Action's President, Chief Executive Officer and Chairman of the Board, Fred W. Wagenhals, combines an innate entrepreneurial sense with his ability to make deals and forge personal relationships with the most influential players in racing. Wagenhals is regularly ranked as one of racing's most influential personalities for his sound understanding of the industry and sizeable network of associations within the sport. His clear vision of the company's direction was in no better evidence than in the steps he took to ensure Action's incredible turnaround and return to profitability in 2001.



R. David Martin, Action's Chief Financial Officer who rapidly distinguished himself as an expert financial strategist, came to Action after thirty-two years with Deloitte & Touche. After a difficult 2000 that saw Action's shares devalued to around $2 per share, Martin's quick and decisive efforts to cut costs, liquidate slow-moving inventory and implement operating controls to improve the bottom line triggered a boost of 1,189 percent in stock value over the 2001 fiscal year. Under Martin's close supervision, the company has regained its status as a streamlined, efficient and profitable enterprise.

Action's trackside and apparel distribution is led by John Bickford, Sr., Executive Vice-President of Strategic Alliances and a veteran of the motorsports industry. Bickford brings twenty-five years' experience in motorsports manufacturing and consulting to Action and manages our Charlotte, N.C. office in the heart of NASCAR country.

Executive Vice-President of Sales Melodee L. Volosin has been with Action since the beginning and as such has a keen understanding of both the racing industry and the motorsports market. Ms. Volosin's primary focus is managing all wholesale and retail distribution of our die-cast product lines, as well as overseeing the development of Action's various brands.



Complementing Action's management is a team of skilled, diverse employees who share a love of and insight into motorsports. Working together, Action's personnel form a fluid, dynamic and innovative workforce that has catapulted the company to the top echelon of the motorsports industry.

Exceptional People

Clockwise from center:
Picture 1: Melodee L. Volosin, Executive Vice President–Sales, R. David Martin, Chief Financial Officer, Secretary and Treasurer, Fred W. Wagenhals, President and Chief Executive Officer, John Bickford, Sr., Executive Vice President–Strategic Alliances
Picture 2: Melodee L. Volosin and John Bickford Sr.
Picture 3. R. David Martin
Picture 4: Jay Whitney, Vice President of Marketing Asset Management
Picture 5: Mitch Miller, Managing Director of Castaway Collectables LLC, David Hynes, Vice President of Marketing, Steve Hilko, Vice President Design and Production
Picture 6: Fred W. Wagenhals
Picture 7: Stephanie A. Caldwell, Corporate Controller and R. David Martin




ACEW

Fiscal 2001 was a year filled with triumph and tragedy. The racing industry reeled from the dual tragedies of Dale Earnhardt's death at the Daytona 500 in February and the September 11th terrorist attacks. And yet, even in the face of such hardship, motorsports in general and Action Performance in particular were able to rebound and set new highs of prosperity and growth.

The 2001 NASCAR racing season saw new network agreements with Fox and NBC that yielded record television audiences, as well as expansion into new markets with the opening of racetracks in Chicago and Kansas City. Viewership and track attendance reached record numbers over the course of the season.

Our 2001 fiscal year was even more of a success story. As a result of aggressive cost-cutting measures, new operating controls, shaving debts and liquidating stagnant inventory, Action reported strong revenues, net income and cash flows. Action's stock has been meteoric, shooting over $37 per share after a low of less than $3 per share. The company was the fifth-highest gainer on the NASDAQ stock exchange in calendar 2001, with an increase in stock value of 1,189 percent. Action's return to sales growth and profitability marks one of Wall Street's quickest-ever turnarounds.

How can we build upon this amazing feat? Our goal is to ignore the status quo and push for expansion and growth. Action is committed to not only sustaining, but also increasing revenues across the board. While our portfolio of licenses is already extensive, the company will continue to aggressively pursue new licenses and revenue streams to further enhance our value. By continually streamlining processes and adhering to strict controls, our goal is to maintain the lowest possible operating costs while continuing to deliver high-quality products and services in a rapid and efficient manner.

By responding quickly and completely to the needs of our customers, clients, partners and licensors, Action Performance Companies expects to remain steadfastly on the path of growth, profitability and enhanced shareholder value. Our position at the top of the motorsports pyramid will not prevent us from achieving ever higher levels of business excellence.

Looking Forward:
The Future




LENNOX
2
Mobil 1
Mead

Rusty Wallace 2001 Winner: NAPA Auto Parts 500
1989 NASCAR Winston Cup Champion
1984 NASCAR Winston Cup Rookie of the Year

Miller Lite + MOTOR HARLEY-DAVIDSON CYCLES = Miller Lite MOTOR HARLEY-DAVIDSON CYCLES


2
Mobil 1
Mead



CHASE AUTHENTICS

Index to Consolidated Financial Statements



Common Stock

Our common stock has been quoted on the Nasdaq National Market under the symbol "ACTN" since April 27, 1993. The following table sets forth the high and low sales prices of our common stock on the Nasdaq National Market during the calendar quarters indicated.

		Common Stock	
		High	Low
1999:	First Quarter	$ 48.00	$27.88
	Second Quarter	42.00	26.88
	Third Quarter	37.06	17.75
	Fourth Quarter	23.69	9.25
2000:	First Quarter	$ 16.00	$ 7.75
	Second Quarter	13.75	5.81
	Third Quarter	10.94	2.86
	Fourth Quarter	4.06	2.25
2001:	First Quarter	$ 11.56	$ 2.31
	Second Quarter	27.00	10.25
	Third Quarter	29.25	14.75
	Fourth Quarter *	37.17	17.13

As of December 12, 2001, there were 358 holders of record of our common stock. On December 12, 2001, the closing sales price of our common stock on the Nasdaq National Market was $35.00 per share.

Through December 12, 2001

Selected Financial Data

The selected historical financial data presented below as of and for the five years ended September 30, 2001, are derived from our consolidated financial statements, which have been audited by Arthur Andersen LLP, independent public accountants. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the Notes thereto included elsewhere in this report.

	Fiscal Year Ended September 30,				
	1997(1)	1998(2)	1999(3)	2000(4)	2001(5)
	(in thousands, except per share amounts)				
Statement of Operations Data:					
Net sales (7)	$132,852	$256,307	$347,842	$ 258,105	$323,352
Cost of sales (7)	83,467	161,509	216,165	209,102	208,375
Gross profit	49,385	94,798	131,677	49,003	114,977
Selling, general and administrative expenses (6)	29,964	46,294	71,636	107,942	69,456
Amortization of goodwill and other intangibles	1,286	4,392	6,818	16,753	6,157
Income (loss) from operation	18,135	44,112	53,223	(75,692)	39,364
Interest expense and other, net	(1,225)	(3,134)	(6,328)	(6,987)	(6,142)
Income (loss) before income taxes and extraordinary gain	16,910	40,978	46,895	(82,679)	33,222
Income taxes	6,764	16,391	18,526	(24,592)	10,205
Income (loss) before extraordinary gain	$ 10,146	$ 24,587	$ 28,369	$ (58,087)	$ 23,017
Income (loss) before extraordinary gain per common share, assuming dilution	$ 0.69	$ 1.48	$ 1.65	$ (3.52)	$ 1.37
Weighted average number of common shares, assuming dilution	14,624	16,647	19,179	16,515	16,849
Consolidated Balance Sheet Data (at end of period):					
Working capital	$ 56,975	$ 86,939	$107,797	$ 64,524	$ 90,303
Total assets	141,325	305,934	335,747	255,917	278,953
Total debt	22,586	135,596	111,921	109,278	57,420
Shareholders' equity	103,168	136,432	172,991	102,718	159,826

(1) Fiscal 1997 results include the results of operations of Sports Image, Inc., Motorsports Traditions Limited Partnership and Creative Marketing and Promotions, Inc., Robert Yates Promotions, Inc., Image Works, Inc., and motorsports collectibles product lines of Simpson Products, Inc., beginning as of their respective dates of acquisition.

(2) Fiscal 1998 results include the results of operations of the purchase of assets related to sale of merchandise licensed to Rusty Wallace, the purchase of assets from Revell Monogram, Inc., and the acquisitions of Brookfield Collectors Guild, Inc., Chase Racewear, L.L.C., Paul's Model Art/MiniChamps, and Performance Plus Nutritional, L.L.C., beginning as of their respective dates of acquisition.

(3) Fiscal 1999 results include the results of operations of Intellectual Properties Group, Inc., Tech 2000 Worldwide, Inc., and Goodsports Holdings Pty Ltd., beginning as of their respective dates of acquisition.

(4) Fiscal 2000 results include the results of operations of Fantasy Sports Enterprises, Inc., beginning as of date of acquisition. Also includes $64.8 million of restructuring and other charges.

(5) Fiscal 2001 results include the results of operations of Winner's Circle beginning in May 2001.

(6) Includes settlement costs and related legal and other expenses of $5.4 million in 1997, $1.0 million in 1998, and $3.6 million in 1999.

(7) Adjusted to reflect adoption of EITF 00-10, Accounting for Shipping and Handling Fees and Costs, in the quarter ended September 30, 2001.

Management's Discussion and Analysis

Overview

We design and market licensed motorsports products, including collectible die-cast scaled replicas of motorsports vehicles, apparel, and souvenirs. The die-cast vehicles are replicas of cars driven by individual drivers and are principally NASCAR, Formula One and NHRA replicas. Third parties manufacture all of the motorsports vehicles and most of the apparel and souvenirs, generally utilizing our designs, tools, and dies. We screen-print and embroider a portion of the apparel. Formula One vehicles and apparel are designed and marketed by subsidiaries in Germany.

The popularity and performance of drivers and teams under license, the popularity of motorsports, particularly NASCAR, and the general demand for licensed sports merchandise impact revenue positively and negatively.

We strive to structure our operation such that:

- We maintain price point control over product in the marketplace.
- Manufacturing costs are fixed due to outsourcing under fixed-price contracts.
- Royalties are generally variable with sales.
- Research and development is basic design and engineering.
- Capital expenditures are principally tooling for die-cast.
- Due to agreements with distributors and QVC, incremental volume does not proportionately increase distribution costs.
- Functions outside of core skills are generally outsourced.

Cost of sales consists primarily of the cost of products procured from third-party manufacturers, freight charges, royalty payments to licensors, and depreciation of tooling and dies. Significant factors affecting cost of sales as a percentage of sales include the following:

- Product mix,
- The effect of amortizing the fixed cost components of cost of sales, primarily depreciation of tooling and dies, over varying levels of net sales,
- The type of freight charges, and
- Additional charges related to lower than minimum order quantities, and cancellation of specific purchase orders.

Management's Discussion and Analysis

Because the auto-racing season is concentrated between the months of February and November, the second and third calendar quarters of each year (our third and fourth fiscal quarters) are historically characterized by higher sales of motorsports products.

Results of Operations

The following table sets forth, for the fiscal years indicated, the percentage of total revenue represented by certain expense and revenue items.

	1997	1998	1999	2000	2001
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	62.8	63.0	62.1	81.0	64.4
Gross profit	37.2	37.0	37.9	19.0	35.6
Selling, general and administrative expenses	22.6	18.1	20.6	41.8	21.5
Amortization of goodwill and other intangibles	1.0	1.7	2.0	6.5	1.9
Income (loss) from operations	13.6	17.2	15.3	(29.3)	12.2
Interest expense and other, net	(0.9)	(1.2)	(1.8)	(2.7)	(1.9)
Income (loss) before income taxes and extraordinary gain	12.7	16.0	13.5	(32.0)	10.3
Income taxes	5.1	6.4	5.3	(9.5)	3.2
Net income (loss) before extraordinary gain	7.6%	9.6%	8.2%	(22.5)%	7.1%

The above percentages have been adjusted to reflect adoption of EITF 00-10, Accounting for Shipping and Handling Fees and Costs, in the quarter ended September 30, 2001.

Special Charges

In fiscal 2000 we recorded charges of $17.5 million arising from the decision to abandon our Internet strategy, relating to goracing.com. The charges include provision for the write-off of goodwill, endorsements, sponsorship commitments, employee severance and termination costs, and the withdrawal of the initial public offering of goracing.com. The charges are reflected in the fiscal 2000 financial statements as follows (in millions):

	2000
Selling, General and Administrative:	
Non-cash charges-	
Accounts receivable and prepaids	$ 1.5
Initial public offering withdrawal	2.3
Other	0.3
Cash charges-	
Professional fees	0.8
Employee severance and termination costs	0.7
Endorsements and sponsorships	4.3
Selling, general and administrative	9.9
Amortization of Goodwill and Other Intangibles	7.6
	$ 17.5

We completely utilized the accruals for the above cash charges of $5.8 million with cash payments of $0.7 million in fiscal 2001 and $5.1 million in fiscal 2000.

In addition to the goracing.com charges, the fiscal 2000 financial statements include charges of $47.3 million for restructuring and other costs. Anticipated sponsorships, and driver and marketing programs did not materialize as anticipated, contributing to $13.3 million in inventory write-downs. Vendor discounts totaling $3.0 million were anticipated but not received due to lower than anticipated volumes. A change in the estimated useful lives of tooling equipment and identification of obsolete items caused tooling write-downs and amortization totaling $8.5 million. We decided to concentrate future production on core drivers and core programs contributing to write downs of prepaid royalties and sponsorship fees of $7.8 million. Revised estimates of the collectibility of certain customer account balances indicated $6.1 million of additional receivable reserve requirements. We determined the goodwill related to the die-cast helmet product line was worthless resulting in a $1.9 million impairment. These charges are reflected in the fiscal 2000 financial statements as follows (in millions):

	2000
Cost of Sales:	
Inventory write-downs	$ 13.3
Vendor discounts	3.0
Depreciation–	
Tooling write-down	1.9
Tooling amortization	6.6
Prepaid royalty and sponsorship fees	7.8
Total cost of sales	32.6
Selling, General and Administrative:	
Accounts receivable	6.1
Other assets	4.3
Total selling, general and administrative	10.4
Amortization of Goodwill and Other Intangibles–impairments	1.9
Minority Interests and Other, Net:	
Other	0.4
Equity investments	2.0
	$ 47.3

Fiscal Year Ended September 30, 2001 Compared with Fiscal Year Ended September 30, 2000

Sales increased 25.3% to $323.4 million for 2001 from $258.1 million in the prior year. Domestic die-cast sales increased 12.9%. Domestic apparel sales increased 35.8% and foreign sales increased 35.2%. In the second fiscal quarter, in connection with the start of the NASCAR racing season, consumer demand increased significantly. Due to the shorter production lead-time, sales in domestic apparel operations strengthened after the first quarter. However, because of the 90-120 day lead-time required to produce and ship die-cast replicas, product was not available for shipment to customers until late in the third quarter. As a result, domestic die-cast sales growth was lower than apparel sales growth.

Gross profit improved to $115.0 million in fiscal 2001 from $49.0 million in fiscal 2000. The prior year period included $32.6 million of special charges. The gross profit percentage improved to 35.6% of sales from 31.6% of sales, after considering the effect of the special charges. The increase in gross profit as a percentage of sales resulted from reduced freight, product and production costs and the leverage attained from higher die-cast production quantities with relatively fixed tooling and die depreciation costs.

Selling, general and administrative expenses decreased to $69.5 million in 2001 from $107.9 million in the prior year. The prior year included $20.3 million of special charges. Selling, general and administrative, excluding the special charges, represented 21.5% of sales in 2001 and 34.0% of sales in 2000. The decrease as a percentage of sales resulted primarily from costs eliminated as a result of the outsourcing agreement with QVC and cost reductions realized from management and restructuring changes made in the third and fourth quarters of fiscal 2000. We also benefited from the full year effect of headcount reductions in fiscal 2000.

Amortization of goodwill and other intangibles decreased to $6.2 million for 2001 from $16.8 million in the prior year. The prior year period included $9.5 million of special charges. The $1.1 million decrease, net of the special charge, is related to the elimination of goodwill and related amortization from the sale of Fantasy Sports and the reductions in amortization expense as a result of the impairment write-offs of goodwill and other intangibles recorded in the third and fourth quarters of fiscal 2000.

Interest expense and other, net for 2001 was $0.8 million lower than the prior year. The reduction is primarily the result of the $1.2 million reduction in interest expense as a result of the convertible subordinated note repurchases discussed further in Liquidity and Capital Resources and other long-term debt and liabilities reductions since last year.

The effective tax rate of 30.7% in 2001 compares to an effective rate of 29.7% in 2000.

Fiscal Year Ended September 30, 2000 Compared with Fiscal Year Ended September 30, 1999

We incurred a loss of $58.1 million for fiscal 2000 compared with net income of $28.4 million for fiscal 1999. The fiscal year 2000 loss included $64.8 million of restructuring and other charges as discussed in Special Charges above.

Net sales decreased to $258.1 million in fiscal 2000, a decline of 25.8% from the $347.8 million reported for fiscal 1999. The decrease reflected a general decline in sports licensed merchandise sales, a decline in the number of promotional programs, and a decline in sales for certain licensed products that had enjoyed materially increased sales in the previous year.

Cost of sales for fiscal 2000 was $209.1 million or 81.0% of sales compared with $216.2 million for fiscal 1999 or 62.1% of sales. Before special charges, cost of sales was $176.5 million or 68.4% of sales. This percentage was greater than the percentage for 1999 because of increased freight costs as a percentage of cost of sales, increased manufacturing costs due to change orders, and lower order quantities and sales of product at discounted prices.

Selling, general, and administrative expenses were $107.9 million or 41.8% of sales for fiscal 2000 compared with $71.6 million for fiscal 1999 or 20.6% of sales. Excluding special charges, such expenses were $87.6 million for fiscal 2000 or 34.0% of sales. The increase before special charges of $16.0 million for fiscal 2000 was principally due to the costs of operating goracing.com prior to abandoning our Internet strategy, the costs of operating Fantasy Sports, which was acquired in fiscal 2000, and an increase in sponsorships and additional professional fees. The percentage increase was also due to the reduction in sales volume without a corresponding reduction in such costs.

Amortization of goodwill and other intangibles was $16.8 million for fiscal 2000 compared with $6.8 million for fiscal 1999. Excluding the special charge for the write-off of the goracing.com and Simpson Products, Inc. intangible, amortization was $7.3 million for fiscal 2000.

Interest expense and other, net for 2000 reflects reduced minority interests of $1.6 million resulting from lower income from our 80% owned German subsidiary.

We recorded an income tax benefit of $24.6 million for fiscal 2000, representing 29.7% of the pre-tax loss, compared with a tax provision of $18.5 million for fiscal 1999, representing 39.5% of the pre-tax income. The percentage income tax benefit for fiscal 2000 was less than the percentage tax provision for fiscal 1999 principally because of the special charges for the write-off of intangibles that did not have a tax basis and because no benefit was recorded for state and federal tax jurisdictions.

Quarterly Results of Operations

The following table sets forth certain unaudited quarterly results of operations for each of the quarters in the three fiscal years ended September 30, 2001 (in thousands, except per share amounts). All quarterly information was obtained from unaudited financial statements not otherwise contained in this report. We believe that all necessary adjustments have been made to present fairly the quarterly information when read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere in this report. The operating results for any quarter are not necessarily indicative of the results for any future period.

	Fiscal 1999			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter(1)
Net sales (7)	$ 72,961	$ 80,249	$ 103,019	$ 91,613
Gross profit	25,735	29,995	40,836	35,111
Income from operations	9,678	12,393	20,957	10,195
Income before extraordinary gain	$ 4,923	$ 6,504	$ 11,570	$ 5,372
Income per common share, assuming dilution	$ 0.29	$ 0.38	$ 0.64	$ 0.31
Weighted average number of common shares, assuming dilution	16,878	17,179	19,297	17,137

	Fiscal 2000			
	1st Quarter(2)	2nd Quarter	3rd Quarter(3)	4th Quarter(4)
Net sales (7)	$ 65,694	$ 58,948	$ 77,183	$ 56,280
Gross profit (loss)	19,895	18,165	14,991	(4,048) (5)
Loss from operations	(2,348)	(6,517)	(27,671)	(39,156) (6)
Loss before extraordinary gain	$ (2,129)	$ (4,138)	$ (23,571)	$ (28,250)
Loss per common share, assuming dilution	$ (0.13)	$ (0.25)	$ (1.44)	$ (1.73)
Weighted average number of common shares, assuming dilution	16,909	16,748	16,358	16,366

	Fiscal 2001			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net sales (7)	$ 50,888	$ 71,074	$ 92,975	$ 108,415
Gross profit	18,082	23,987	33,646	39,262
Income from operations	1,462	5,870	14,186	17,846
Income (loss) before extraordinary gain	$ (73)	$ 2,596	$ 8,228	$ 12,266
Income (loss) before extraordinary gain, per common share, assuming dilution	$ —	$ 0.16	$ 0.48	$ 0.67
Weighted average number of common shares, assuming dilution	16,243	16,205	18,516	19,059

---

(1) Includes a one-time charge of approximately $3.6 million for costs and legal and other expenses related to the settlement of a lawsuit.

(2) Includes $2.3 million charge related to the withdrawal of the goracing.com initial public offering.

(3) Includes $15.2 million of goracing.com related charges and other charges of $15.0 million of asset write-downs and impairments.

(4) Includes $32.2 million of special, principally non-cash charges related to restructuring, costs associated with a reorganization, and a decision to refocus on our core drivers and core programs.

(5) Our cost of sales was $60.3 million during the fourth quarter of fiscal 2000, or 107.1% of sales, compared with $56.5 million during the fourth quarter of fiscal 1999, or 61.7% of sales. Before special charges, fourth quarter cost of sales was $40.1 million, or 71.3% of sales. The increase in the percentage of sales during the fourth quarter of fiscal 2000 related to increased freight costs and sales of product at discounted prices.

(6) Loss from operations reflects the factors described in footnote (5) above as well as increases in selling, general, and administrative expenses. Selling, general, and administrative expenses were $34.9 million during the fourth quarter of fiscal 2000, or 62.6% of sales, compared with $22.7 million during fiscal 1999, or 25.1% of sales. Excluding special charges during fiscal 2000, such expenses were $24.8 million, or 44.4% of sales. The percentage increase was in part due to the reduction in sales without a corresponding reduction in such costs.

(7) Revenues have been restated in all periods for adoption of EITF 00-10, Accounting for Shipping and Handling Fees and Costs, in the quarter ended September 30, 2001.

Our revenue and operating results are subject to quarterly fluctuations as a result of seasonality factors related to the commencement (February) and completion (November) of the NASCAR race season. We believe that quarter-to-quarter comparisons of our past financial results may not necessarily be meaningful and should not be relied upon as an indication of future performance.

Seasonality

Because the auto-racing season is concentrated between the months of February and November, the second and third calendar quarters of each year (our third and fourth fiscal quarters) generally are characterized by higher sales of motorsports products.

Liquidity and Capital Resources

Our working capital position increased to $90.3 million at September 30, 2001, from $64.5 million at September 30, 2000. Cash increased as a result of increased profitability, proceeds from the sale of Fantasy Sports ($3.8 million), receipt of an income tax refund ($17.8 million), proceeds upon exercise of stock options ($3.0 million) and other operating activities, including net inventory reductions since September 30, 2000. The increases in cash were offset by reductions in cash for repurchases of convertible subordinated notes ($11.1 million) and other debt ($6.0 million), treasury stock purchases ($1.5 million), Winner's Circle acquisition ($1.3 million), expenditures for equipment ($16.6 million) and other operating activities, including volume related increases in accounts receivable ($19.3 million).

Days sales outstanding, calculated on quarterly sales, improved 7.7% over fiscal 2000 as a result of improved receivables management. Inventory turns, calculated on quarterly cost of sales, improved 46.1% over fiscal 2000, with the implementation of a build-to-order approach in die-cast operations and better inventory management. Our backlog at September 30, 2001, was approximately $120 million, with fulfillment scheduled primarily over the following two fiscal quarters.

As of September 30, 2001, $54.9 million of 4 3/4% convertible subordinated notes were outstanding. The subordinated notes are convertible, at the option of the holders, into shares of common stock at the initial conversion price of $48.20 per share, subject to adjustments in certain events. Interest on the notes is payable semi-annually on April 1 and October 1 of each year. The notes mature on April 1, 2005. The notes are general unsecured obligations of our company, subordinated in right of payment to all existing and future senior indebtedness, as defined in the notes. The indenture governing the notes does not limit or prohibit our company or our subsidiaries from incurring additional debt, including senior indebtedness. We have the option to redeem the notes in whole or in part at any time on or after April 1, 2001, at redemption prices set forth in the indenture governing the notes. Upon the occurrence of a "change in control" or a "termination of trading," as defined in the indenture, the holders of the subordinated notes will have the right to require us to repurchase all or any part of such holders' notes at 100% of their principal amount, plus accrued and unpaid interest.

In July 2001, the Board of Directors approved a one-year program in which we may purchase up to one million shares of our common stock in the open market or in privately negotiated transactions. No shares have been purchased under the program.

During fiscal 2001, we repurchased Notes with a face value of $45.1 million at pre-tax gains of $13.4 million. The notes were repurchased using $11.1 million in cash and 829 thousand shares of common stock, previously, reacquired as treasury stock, with a market value of $19.5 million. The difference between the treasury shares' $6.9 million cost and $19.5 million market value increased additional paid-in capital.

During fiscal 2001, we also paid $4.0 million in cash to settle a long-term obligation, extending through 2007, and valued at $4.8 million. The resulting $0.8 million pre-tax gain is included in extraordinary gain. The settlement also eliminated future contingent royalty payments for trademark usage through 2007.

In September 2000, the Company entered into a Loan and Security Agreement (the Agreement) with a subsidiary of Bank One (Bank One), providing for borrowings up to $30.0 million, subject to the limitation of a calculated borrowing base, and including up to $15.0 million of stand by letters of credit. The line of credit bears interest at the Bank One corporate base plus 0.5% or LIBOR plus 2.5%. The agreement provides for commitment fees of 0.5% of the average unused line of credit and 1.75% to 2.5% of the average unused letters of credit payable annually and expires December 2002. The Agreement is secured principally by inventory, receivables and equipment. The Agreement contains covenants, which require the Company to meet certain financial tests principally related to tangible net worth and EBITDA, and restricts the payment of dividends. The calculated borrowing base generally totals less than $30.0 million at current accounts receivable levels. At September 30, 2001, letters of credit totaled $5.8 million and the available line of credit totaled $22.2 million. We believe that the revised borrowing base will be adequate to cover our letter of credit and other liquidity needs for the next 12 months after considering anticipated cash flow from operations.

We anticipate that our capital expenditures in fiscal 2001 will principally relate to expenditures for tooling and a building addition in Germany. Our capital expenditures are not anticipated to exceed $21 million.

Market Risk

Our exposure to market risk is limited to interest rate risk associated with our credit instruments and foreign currency exchange rate risk associated with our foreign operations. We do not currently use and we have not historically used derivative financial instruments to manage or reduce market risk.

At September 30, 2001, we had $54.9 million outstanding under our convertible subordinated notes at an interest rate of 4.75%, and approximately $2.5 million of debt outstanding at various rates and terms, principally under promissory notes and capital leases. Interest rates on these credit instruments are fixed and comparable to current market rates.

The functional currency for our foreign operation is the euro. As such, changes in exchange rates between the euro and the U.S. dollar could adversely affect our future earnings. Given the level of income we currently derive from our foreign operations, we consider this exposure to be minimal. A 10% change in exchange rates would not have a significant impact on our future earnings.

Management's Responsibility for Financial Statements

The accompanying consolidated financial statements of Action Performance Companies, Inc, and subsidiaries have been prepared in conformity with generally accepted accounting principles. Management believes the statements set forth a fair presentation of financial condition and results of operations.

Management believes that the accounting systems and related controls which it maintains are sufficient to provide reasonable assurance that the financial records are reliable for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurances is based on the recognition that the cost of a system of internal control must be related to the benefits derived and that the balancing of those factors requires estimates and judgment.

Reporting on the financial affairs of the Company is the responsibility of its principal officers, subject to audit by independent public accountants who are engaged to express an opinion on the Company's consolidated financial statements.

The Company's consolidated financial statements have been audited by Arthur Andersen LLP, independent public accountants. Management has made available to the independent public accountants all of the Company's financial records, as well as minutes of the shareholders' and directors' meetings. Management believes all representations made during the audit were valid and appropriate.

The board of directors has an audit committee of outside directors which meets periodically with the Company's chief financial officer, corporate controller and the independent public accountants and monitors the accounting affairs of the Company. The independent public accountants have full and free access to the committee.

Fred W. Wagenhals
Chairman and
Chief Executive Officer

R. David Martin
Chief Financial Officer

Stephanie A. Caldwell
Corporate Controller

Report of Independent Public Accountants

To Action Performance Companies, Inc.:

We have audited the accompanying consolidated balance sheets of ACTION PERFORMANCE COMPANIES, INC. (an Arizona corporation) and subsidiaries as of September 30, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended September 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Action Performance Companies, Inc. and subsidiaries as of September 30, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Arthur Andersen LLP
Phoenix, Arizona
November 2, 2001

Consolidated Balance Sheets

September 30, 2001 and 2000
(in thousands, except per share data)

	2001	2000
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 64,514	$ 22,758
Accounts receivable, net of allowance of $2,141 and $3,392	40,725	22,901
Inventories	25,120	32,017
Prepaid royalties	10,222	7,262
Estimated income tax receivable	—	14,000
Deferred taxes	2,672	5,905
Prepaid expenses and other	1,392	1,942
Total current assets	144,645	106,785
PROPERTY AND EQUIPMENT, net	40,356	46,066
GOODWILL AND OTHER INTANGIBLES, net	89,722	94,894
DEFERRED TAXES	—	1,423
DEPOSITS AND OTHER	4,230	6,749
	$278,953	$255,917
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 18,371	$ 16,510
Accrued royalties	16,792	9,998
Accrued expenses	11,281	14,250
Income tax payable	7,474	—
Current portion of long-term debt	424	1,503
Total current liabilities	54,342	42,261
LONG-TERM LIABILITIES:		
Deferred taxes	3,968	—
4 3/4% convertible subordinated notes	54,933	100,000
Other long-term debt	2,063	7,775
Other	742	565
Total long-term liabilities	61,706	108,340
MINORITY INTERESTS	3,079	2,598
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' EQUITY:		
Preferred stock, no par value, 5,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $.01 par value, 25,000 shares authorized; 17,313 and 16,964 shares issued	173	170
Additional paid-in capital	121,669	102,813
Treasury stock, at cost, 143 and 592 shares	(1,221)	(6,520)
Accumulated other comprehensive loss	(5,625)	(6,639)
Retained earnings	44,830	12,894
Total shareholders' equity	159,826	102,718
	$278,953	$255,917

The accompanying notes are an integral part of these consolidated balance sheets.

Consolidated Statements of Operations

Years Ended September 30, 2001, 2000 and 1999
(in thousands, except per share data)

	2001	2000	1999
Net sales	$323,352	$258,105	$347,842
Cost of sales	208,375	209,102	216,165
Gross profit	114,977	49,003	131,677
Operating expenses:			
Selling, general and administrative	69,456	107,942	71,636
Amortization of goodwill and other intangibles	6,157	16,753	6,818
Total operating expenses	75,613	124,695	78,454
Income (loss) from operations	39,364	(75,692)	53,223
Interest expense	(5,102)	(6,291)	(6,929)
Minority interests and other, net	(1,040)	(696)	601
Income (loss) before income taxes and extraordinary gain	33,222	(82,679)	46,895
Income taxes	10,205	(24,592)	18,526
Income (loss) before extraordinary gain	23,017	(58,087)	28,369
Extraordinary gain on extinguishment of debt, net of $5,300 income taxes	8,919	—	—
Net income (loss)	31,936	(58,087)	28,369
Currency translation	1,014	(5,925)	(2,396)
Comprehensive income (loss)	$ 32,950	$ (64,012)	$ 25,973
EARNINGS PER COMMON SHARE:			
Basic-			
Income (loss) before extraordinary gain	$ 1.41	$ (3.52)	$ 1.69
Extraordinary gain, net of tax	0.54	—	—
Net income (loss)	$ 1.95	$ (3.52)	$ 1.69
Diluted-			
Income (loss) before extraordinary gain	$ 1.37	$ (3.52)	$ 1.65
Extraordinary gain, net of tax	0.53	—	—
Net income (loss)	$ 1.90	$ (3.52)	$ 1.65

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Equity

For the Years Ended September 30, 2001, 2000 and 1999
(in thousands)

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
BALANCE, SEPTEMBER 30, 1998	16,423	$ 164	$ 91,974	$ —	$ 1,682	$ 42,612	$136,432
Stock option exercises	333	3	3,835	—	—	—	3,838
Stock option tax benefits	—	—	2,450	—	—	—	2,450
Common stock issuances	173	2	4,296	—	—	—	4,298
Currency translation	—	—	—	—	(2,396)	—	(2,396)
Net income	—	—	—	—	—	28,369	28,369
BALANCE, SEPTEMBER 30, 1999	16,929	169	102,555	—	(714)	70,981	172,991
Stock option exercises	21	1	129	—	—	—	130
Stock option tax benefits	—	—	19	—	—	—	19
Common stock issuances for employee stock purchase plan	14	—	110	—	—	—	110
Common stock purchases, 592 shares	—	—	—	(6,520)	—	—	(6,520)
Currency translation	—	—	—	—	(5,925)	—	(5,925)
Net loss	—	—	—	—	—	(58,087)	(58,087)
BALANCE, SEPTEMBER 30, 2000	16,964	170	102,813	(6,520)	(6,639)	12,894	102,718
Stock option exercises	329	3	2,986	—	—	—	2,989
Stock option tax benefits	—	—	1,396	—	—	—	1,396
Warrant issuances for services and licenses	—	—	1,641	—	—	—	1,641
Common stock issuances for employee stock purchase plan and other	20	—	205	—	—	—	205
Treasury stock issuances for note repurchases, 829 shares	—	—	12,628	6,859	—	—	19,487
Common stock purchases, 380 shares	—	—	—	(1,560)	—	—	(1,560)
Currency translation	—	—	—	—	1,014	—	1,014
Net income	—	—	—	—	—	31,936	31,936
BALANCE, SEPTEMBER 30, 2001	17,313	$ 173	$121,669	$ (1,221)	$ (5,625)	$ 44,830	$159,826

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

Years Ended September 30, 2001, 2000 and 1999
(in thousands)

	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ 31,936	$ (58,087)	$ 28,369
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities–			
Deferred income taxes	8,560	(9,227)	159
Depreciation and amortization, excluding special charges	28,366	25,111	22,946
Special charges	—	58,988	—
Extraordinary gain on extinguishment of debt	(14,219)	—	—
(Gain) loss on property and equipment sales	311	(176)	—
Stock options tax benefits	1,396	19	2,450
Minority interest undistributed earnings	298	298	1,930
Change in assets and liabilities, net of businesses acquired and disposed:			
Accounts receivable, net	(19,347)	10,920	(8,065)
Inventories	5,935	(561)	(9,067)
Prepaid royalties	(2,960)	(7,771)	(3,725)
Other assets	699	(3,531)	(2,157)
Accounts payable and accrued expenses	1,413	(2,757)	6,731
Accrued royalties	7,069	(3,502)	2,931
Income tax payable and receivable, net	22,337	(14,000)	6,476
Other liabilities	(581)	3,255	(1,058)
Net cash provided by (used in) operating activities	71,213	(1,021)	47,920
CASH FLOWS FROM INVESTING ACTIVITIES:			
Property and equipment purchases	(16,580)	(25,862)	(26,693)
Property and equipment sales proceeds	60	1,963	155
(Acquisitions) dispositions, net of costs	2,513	(3,063)	(4,738)
Notes receivable collected (issued), net	—	1,080	1,043
Net cash used in investing activities	(14,007)	(25,882)	(30,233)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Stock option exercise proceeds	2,989	130	3,838
Employee stock purchase plan stock issuance proceeds	30	110	—
Common stock purchases for treasury	(1,482)	(6,520)	—
Long-term debt repayments, net	(17,111)	(2,015)	(24,143)
Net cash used in financing activities	(15,574)	(8,295)	(20,305)
Effect of exchange rate changes on cash and cash equivalents	124	(567)	274
Net change in cash and cash equivalents	41,756	(35,765)	(2,344)
Cash and cash equivalents, beginning of year	22,758	58,523	60,867
Cash and cash equivalents, end of year	$ 64,514	$ 22,758	$ 58,523

The accompanying notes are an integral part of these consolidated financial statements.

Notes To Consolidated Financial Statements

THE COMPANY

Action Performance Companies, Inc., an Arizona corporation, and its United States and German subsidiaries (Action) designs and sells licensed motorsports collectible and consumer products. Our products include die-cast scaled replicas of motorsports vehicles, apparel (including t-shirts, hats, and jackets), and souvenirs. In the United States, Action is licensee of the National Association for Stock Car Auto Racing (NASCAR), Indy Racing League (IRL), World of Outlaws and National Hot Rod Association (NHRA). In Germany, we merchandise Formula One and high-end auto manufacturer die-cast replica vehicles. We closed our Australian and England subsidiaries (collectively Goodsports) effective September 30, 2001. See Acquisitions and Dispositions for further discussion.

Our products are marketed in the United States, Germany and worldwide through:

- Distributor networks which target specialty retailers,
- Mobile trackside souvenir stores which target motorsports event attendees,
- Mass-market retailers,
- A members only collectors' catalog club, managed by QVC,
- Television programming on QVC,
- Internet sites including goracing.com, an Internet site maintained by QVC, and
- Other distribution channels.

We work closely with drivers, teams, owners, track operators and sponsors, to design and merchandise products. We outsource production of the die-cast and most of the apparel and souvenirs. We retain ownership and control over designs and tooling, however, and maintain close working relationships with outsourced manufacturers to help ensure quality product.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Action Performance Companies, Inc. and its wholly owned and majority owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation. Action's fiscal year ends September 30. Certain reclassifications have been made in prior period financial statements to conform to the current presentation.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates are used for, but not limited to, the accounting for doubtful accounts, inventory values, depreciation, amortization, prepaid royalty allowances, taxes and contingencies. Actual results could differ from those estimates.

Revenue Recognition

We recognize revenue when persuasive evidence of an arrangement exists, title passes to the customer, the fee is fixed or determinable and collectibility is probable. Most distributor sales are recognized when product is shipped to a distributor because title to the product passes to the distributors at shipment. We recognize trackside souvenir sales when the consumer purchases product trackside. Sales to mass-market retailers are recognized when title to product passes to the retailer, either at time of shipment to the retailer or receipt by the retailer. Under terms of our consignment agreement with QVC, collectors club catalog sales are recognized when QVC ships product to the consumer. A portion of the product sold through television programming is consignment product, for which sales are recognized when QVC ships the product to the consumer. Internet and other sales are generally recognized when delivered to the consumer.

Inventory

Inventories are stated at cost (first-in, first-out method) or estimated net realizable value if lower. The cost of purchased inventory includes the cost of the purchased product and freight in. Cost of sales also includes freight out.

Licenses and Royalties

License agreements generally require payments of royalties to drivers, sponsors, teams and other parties on a calendar year basis. Royalties payable are recognized as cost of sales when the related sale is recognized. Guarantees advanced under license agreements are carried as prepaid royalties until earned by the third party. Prepaid royalties are evaluated quarterly and expensed to cost of sales to the extent projected to be unrecoverable through sales. Royalties are generally payable within thirty days of each quarter end.

Personal Services

Amounts due under personal service agreements for driver appearance fees and similar matters, are expensed to selling, general and administrative over the term during which the services are provided.

Cash and Cash Equivalents

Cash and cash equivalents includes cash and all highly liquid investments with original maturities of three months or less.

Property and Equipment

Property and equipment is recorded at cost and depreciated using the straight-line method over the estimated useful lives of the respective assets, which range up to twenty-five years. Depreciation of tooling and other production assets is included in cost of sales. All other depreciation is included in selling, general and administrative. Maintenance and repairs are charged to expense as incurred. The costs of renewals and betterments that materially extend the useful lives of assets or increase their productivity are capitalized.

Goodwill and Other Intangibles

Goodwill represents the cost in excess of the fair value of net assets acquired in business combinations and is amortized using the straight-line method over periods ranging from seven to twenty-five years which represents our estimate of the estimated economic lives of the assets. Other intangibles, which consist of licenses, are amortized using the straight-line method over their contractual lives, which range from three to fifteen years.

Long-Lived Assets

We periodically evaluate long-lived assets and certain identifiable intangible assets used in operations for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be fully recoverable. Determination of recoverability is based on the sum of the expected long-term undiscounted cash flows compared to the carrying amount of the long-lived assets being evaluated.

Currency Translation

Financial information relating to foreign operations is reported in accordance with SFAS No. 52, Foreign Currency Translation. The financial statements of non-U.S. subsidiaries are measured using the local currency as the functional currency. Assets and liabilities of these non-U.S. subsidiaries are translated at exchange rates in effect as of each balance sheet date, and related revenues and expenses are translated at average exchange rates in effect during the period. The resulting currency translation adjustments are recorded directly to shareholder's equity as a component of other comprehensive income (loss).

RECENT ACCOUNTING PRONOUNCEMENTS

We implemented Emerging Issues Task Force Issue 00-10, Accounting for Shipping and Handling Fees and Costs (Issue 00-10), as required, in the quarter ended September 30, 2001. Amounts billed to customers for shipping and handling have been reclassified as sales in all periods presented. Prior to implementation, amounts billed to customers for shipping and handling were classified as a reduction of cost of sales. These billings totaled $2.5 million in 2001, $3.4 million in 2000 and $5.4 million in 1999.

We adopted SFAS No. 142, Goodwill and Other Intangible Assets (SFAS 142) early, effective October 1, 2001. This standard establishes new guidelines for determining the accounting value of goodwill and other intangibles and eliminates the amortization requirement for goodwill and intangibles with an indefinite life. We will complete an evaluation of goodwill by March 31, 2002, and other intangibles by December 31, 2001, in accordance with SFAS 142. We do not anticipate making adjustments. However, we would record any necessary adjustments as cumulative effect of change in accounting principle. As of October 1, 2001, goodwill amortization ceased, in accordance with SFAS 142. Goodwill amortization had been approximately $1.0 million per quarter in fiscal 2001.

SFAS No. 141, Business Combinations, requires all business combinations initiated after June 30, 2001, be accounted for under the purchase method and in accordance with the statement. Accordingly, all acquisitions initiated after June 30, 2001, have been recorded in compliance with the statement.

SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, establishes a single accounting method for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired and extends the presentation of discontinued operations to include more disposal transactions. The statement also requires an impairment loss be recognized for assets held for use when the carrying amount is not recoverable, using an undiscounted cash flow test. We intend to early adopt the statement in the first quarter of fiscal 2002. We expect adoption will not have a material effect on financial position or results of operations.

SPECIAL CHARGES

The fiscal 2000 financial statements include charges of $17.5 million arising from the decision to abandon our internet strategy, relating to goracing.com. The charges include provision for the write-off of goodwill, endorsements, sponsorship commitments, employee severance and termination costs, and the withdrawal of the initial public offering of goracing.com. The charges are reflected in the fiscal 2000 financial statements as follows (in millions):

	2000
Selling, General and Administrative:	
Non-cash charges–	
Accounts receivable and prepaids	$ 1.5
Initial public offering withdrawal	2.3
Other	0.3
Cash charges–	
Professional fees	0.8
Employee severance and termination costs	0.7
Endorsements and sponsorships	4.3
Selling, general and administrative	9.9
Amortization of Goodwill and Other Intangibles	7.6
	$ 17.5

We completely utilized the accruals for the above cash charges of $5.8 million with cash payments of $0.7 million in fiscal 2001 and $5.1 million in fiscal 2000.

In addition to the goracing.com charges, the fiscal 2000 financial statements include charges of $47.3 million for restructuring and other costs. Anticipated sponsorships, driver and marketing programs did not materialize as anticipated, contributing to $13.3 million in inventory write-downs. Vendor discounts totaling $3.0 million were anticipated but not received due to lower than anticipated volumes. A change in the estimated useful lives of tooling equipment and identification of obsolete items caused tooling write-downs and amortization totaling $8.5 million. We decided to concentrate future production on core drivers and core programs contributing to write downs of prepaid royalties and sponsorship fees of $7.8 million. Revised estimates of the collectibility of certain customer account balances indicated $6.1 million of additional receivable reserve requirements. We determined the goodwill related to the die-cast helmet product line was worthless resulting in a $1.9 million impairment. These charges are reflected in the fiscal 2000 financial statements as follows (in millions):

	2000
Cost of Sales:	
Inventory write-downs	$ 13.3
Vendor discounts	3.0
Depreciation–	
Tooling write-down	1.9
Tooling amortization	6.6
Prepaid royalty and sponsorship fees	7.8
Total cost of sales	32.6
Selling, General and Administrative:	
Accounts receivable	6.1
Other assets	4.3
Total selling, general and administrative	10.4
Amortization of Goodwill and Other Intangibles–impairments	1.9
Minority Interests and Other, Net:	
Other	0.4
Equity investments	2.0
	$ 47.3

ACQUISITIONS AND DISPOSITIONS

In September 2001, the board of directors approved liquidation of Goodsports Holdings Pty Ltd (Goodsports), a subsidiary and marketer of licensed Formula One product, operating primarily in England. In October, liquidation proceedings began in England. Action will receive no proceeds from the liquidation. In 2001 we accrued $0.9 million, pre-tax, for severance, legal, accounting and other costs related to the liquidation. In 1999 we had acquired Goodsports for consideration consisting of assumption of certain liabilities. Historical operating results for Goodsports are summarized in Segment Information.

In July 2001, we purchased an 80% ownership interest in Castaway Collectables LLC (Castaway). We allocated $0.7 million to goodwill in the initial purchase price allocation. The first shipments of Castaway product will occur in December 2001.

Effective May 2001, we acquired Hasbro's "Winner's Circle™" brand name and related die-cast inventory and tooling (Winner's Circle). We allocated $0.5 million of the initial $1.3 million purchase price to tooling and inventory, and the remainder to the trademark and a non-compete agreement. As additional consideration, we agreed to pay 3% of related product sales to Hasbro, quarterly, for the next five years. The additional consideration will be added to the price of the trademark quarterly. The trademark will not be amortized under SFAS 142. We began designing, manufacturing and marketing licensed die-cast racecar toy replicas for the mass retail market in May 2001. Fiscal 2001 sales, for the five months, totaled approximately $6.5 million. Winner's Circle sales are included in the domestic die-cast segment.

In November 2000, we sold Fantasy Sports Enterprises, Inc. (Fantasy Sports) for an aggregate sale price of $4.2 million. Net proceeds to the Company totaled $3.8 million, which approximated Fantasy Sports' net assets. In October 1999, we had acquired substantially all of the assets and assumed certain liabilities of Fantasy Sports for $3.1 million in cash. Fantasy Sports operated Fantasy Cup Auto Racing through its Web site at www.fantasycup.com. In connection with the October 1999 acquisition, we had recorded goodwill of approximately $4.0 million, which, until disposition, had been amortizing straight-line over 15 years.

In November 1998, we acquired Tech 2000 Worldwide, Inc. and the "goracing.com" Internet web site for 137,925 shares of restricted common stock valued at $4.3 million and recorded goodwill of $5.4 million, which, until impaired and written off in Special Charges, had been amortizing straight-line over 7 years.

In October 1998, we acquired Intellectual Properties Group, Inc. (IPG) for 35,000 shares of common stock. The transaction was accounted for as a pooling of interests. IPG's historical operating results and financial position were not material to our operating results and financial position, and thus prior period financial statements were not restated.

SEGMENT INFORMATION

Reportable segments are based on divisions operating geographically, domestic and abroad, and specializing in either die-cast or apparel and other souvenirs. The domestic die-cast operation is based in Phoenix. The domestic apparel and other souvenir operation is based in Charlotte, with a screen-printing facility in Atlanta. The foreign die-cast operation is based in Germany. The foreign apparel and souvenir operation (Goodsports) was based in England. Goodsports was closed effective September 30, 2001.

We evaluate performance and allocate resources based on segment operating income (loss). The accounting policies of the reportable segments are the same as those used in the consolidated financial statements. Domestic licensing costs and certain management costs are not allocated to the domestic operating segments and are included in corporate and other. Intangible licenses are included in corporate and other assets. Each domestic segment is allocated royalty expense based on the incremental royalty due on that segment's sales. Domestic royalty guarantees advanced and unearned are an expense of corporate and other. The operating results of goracing.com are included in corporate and other. It is impracticable to separately present the operating results of goracing.com, although it was a reportable operating segment in 2000, as defined in SFAS 131. Financial information for the reportable segments follows (in thousands):

	External Revenues	Inter-segment Revenues	Depreciation and Amortization	Operating Income (Loss)	Net Capital Expenditures	Identifiable Assets As of September 30,
Fiscal 2001:						
Domestic die-cast	$135,571	$ 9,972	$ 13,568	$ 36,274	$ 8,670	$ 52,526
Domestic apparel	142,954	—	5,028	23,181	386	92,136
Foreign die-cast	28,793	122	3,789	6,385	6,692	40,599
Foreign apparel	11,055	190	263	(2,591)	257	—
Corporate and other	4,979	—	5,718	(23,059)	515	95,869(e)
Eliminations	—	(10,284)	—	(826)	—	(2,177)
Total per consolidated financial statements	$323,352	$ —	$ 28,366	$ 39,364	$ 16,520	$278,953
Fiscal 2000:						
Domestic die-cast	$120,078	$ 5,659	$ 23,110(a)	$ 3,367(a)	$ 15,108	$ 49,715
Domestic apparel	105,292	—	4,897	(2,737)(b)	2,748	90,301
Foreign die-cast	19,661	—	2,668	2,054	5,776	33,314
Foreign apparel	9,816	—	228	(5,108)(d)	246	6,031
Corporate and other	3,258	—	12,208(c)	(73,268)(c)	21	77,681(e)
Eliminations	—	(5,659)	—	—	—	(1,125)
Total per consolidated financial statements	$258,105	$ —	$ 43,111	$(75,692)	$ 23,899	$255,917
Fiscal 1999:						
Domestic die-cast	$188,866	$ 12,285	$ 9,977	$ 64,665	$ 11,840	(f)
Domestic apparel	117,387	—	4,264	17,145	2,270	(f)
Foreign die-cast	29,282	—	3,476	7,498	5,471	$ 37,884
Foreign apparel	6,741	—	225	(1,332)	217	7,163
Corporate and other	5,566	—	5,004	(34,753)	6,740	(f)
Eliminations	—	(12,285)	—	—	—	(f)
Total per consolidated financial statements	$347,842	$ —	$ 22,946	$ 53,223	$ 26,538	$340,061

(a) Domestic die-cast segment depreciation and amortization reflects tooling write-down, tooling amortization, and goodwill and intangible impairments special charges totaling $10.4 million. Domestic die-cast segment operating income (loss) reflects these charges and $13.0 million of additional charges.

(b) Domestic apparel operating income (loss) reflects $7.7 million of inventory write-downs and accounts receivable special charges.

(c) Corporate and other depreciation and amortization includes goodwill and intangible write-offs totaling $7.8 million related to goracing.com and other. Corporate and other operating income (loss) reflects these charges and $22.3 million of additional special charges related to goracing.com, prepaid royalties and sponsorships, accounts receivable, equity investments and other.

(d) Foreign apparel segment operating income (loss) includes $1.4 million of other assets special charges.

(e) Corporate and other assets includes $60.9 million in cash at September 30, 2001, and $20.2 million in cash at September 30, 2000.

(f) It is not practicable to determine the identifiable assets of each segment as of September 30, 1999, in a manner consistent with 2000 and 2001.

INVENTORIES

Inventories consist of the following at September 30 (in thousands):

	2001	2000
Raw Materials (apparel blank stock)	$ 3,462	$ 4,595
Finished Goods (die-cast collectibles and finished apparel)	21,658	27,422
	$ 25,120	$ 32,017

We depend upon third parties to manufacture all die-cast product and most apparel and souvenirs. Most significantly, one manufacturer produces over 80% of die-cast product. Any difficulty experienced by this manufacturer in producing and delivering the die-cast collectible product could have an adverse effect on results of operations.

PROPERTY AND EQUIPMENT

Property and equipment consists of the following at September 30 (in thousands):

	2001	2000	Estimated Useful Life
Land, building and leasehold improvements	$ 8,392	$ 8,208	2-25 years
Tooling	79,269	74,421	1-3 years
Equipment, software and other	21,196	22,678	3-5 years
Trackside trailers and vehicles	5,231	5,266	5 years
	114,088	110,573	
Less – accumulated depreciation	(73,732)	(64,507)	
	$ 40,356	$ 46,066	

During fiscal 2000, we reduced the depreciable lives of certain tooling equipment from 5 and 2 years to 3 and 1.5 years, respectively. The revision was based on current information pertaining to the remaining economic useful lives of these assets, taking into consideration factors such as changes in the timing of the introduction of auto body design changes by the major U.S. automobile manufacturers and the increased rate at which tooling equipment is being used in the manufacturing process. This change in accounting estimate increased depreciation $6.6 million in fiscal 2000 (See Special Charges).

GOODWILL AND OTHER INTANGIBLES

Goodwill and other intangibles consists of the following at September 30 (in thousands):

	2001	Weighted Average Amortization Period	2000	Weighted Average Amortization Period
Intangibles with Indefinite Lives:				
Carrying amount–				
Goodwill	$ 93,470	23.6 years	$ 95,927	23.3 years
Trademark	1,095	15.0 years	—	NA
	94,565	23.5 years	95,927	23.3 years
Accumulated amortization	(16,553)		(12,683)	
	78,012		83,244	
Intangibles with Definite Lives:				
Carrying amount	18,021	8.9 years	17,089	8.2 years
Accumulated amortization	(6,311)		(5,439)	
	11,710		11,650	
	$ 89,722		$ 94,894	

Goodwill and the trademark ceased amortizing effective October 1, 2001 with the adoption of SFAS 142. Intangibles with definite lives consists principally of licenses and will continue amortizing under SFAS 142.

DEBT AND FINANCING

The 4 3/4% convertible subordinated notes (the Notes) are convertible at the option of the holders into shares of common stock at the initial conversion price of $48.20 per share, subject to adjustments in certain events. The Notes are generally unsecured obligations of the Company. The indenture governing the Notes does not limit or prohibit additional indebtedness, including senior indebtedness. We may, at our option, redeem the Notes in whole or in part at any time on or after April 1, 2001, at redemption prices set forth in the indenture. The Notes mature April 1, 2005. Upon the occurrence of a "change in control" or a "termination of trading," as defined in the indenture, each holder of the Notes will have the right to require Action to repurchase notes, in whole or in part, at face value plus accrued and unpaid interest. The related offering expenses and initial purchasers discount of 3% are included in other long-term assets and are being amortized into interest expense using the effective interest rate method.

During fiscal 2001, we repurchased Notes with a face value of $45.1 million at pretax gains of $13.4 million. The notes were repurchased using $11.1 million in cash and 829 thousand shares of common stock with a market value of $19.5 million. The stock was reissued from treasury. The difference between the treasury shares' $6.9 million cost and $19.5 million market value increased additional paid-in capital.

During fiscal 2001, we also paid $4.0 million in cash to settle a long-term obligation, extending through 2007, and valued at $4.8 million. The resulting $0.8 million pre-tax gain is included in extraordinary gain. The settlement also eliminated future contingent royalty payments for trademark usage through 2007.

Other long-term debt of $0.5 million was also extinguished early, at no gain or loss.

Other long-term debt consists of the following at September 30 (in thousands):

	2001	2000
Notes payable, secured by property and equipment, 6.0% to 8.4%	$ 2,487	$ 4,060
Long-term obligations, unsecured, 8.0%	—	5,207
Other	—	11
	2,487	9,278
Less current portion	(424)	(1,503)
	$ 2,063	$ 7,775

The aggregate future maturities of the 4 3/4% convertible subordinated notes (the Notes) and other long-term debt at September 30, 2001, follows (in thousands):

Fiscal Year	Notes	Other Long-Term Debt
2002	$ —	$ 424
2003	—	359
2004	—	387
2005	54,933	175
2006	—	188
Thereafter	—	954
Total	$ 54,933	$ 2,487

The fair value of the Notes on September 30, 2001, using quoted market prices, was $46.8 million. The carrying amounts of other long-term debt approximate fair value based on current market prices for similar debt instruments.

In September 2000, the Company entered into a Loan and Security Agreement (the Agreement) with a subsidiary of Bank One (Bank One), providing for borrowings up to $30.0 million, subject to the limitation of a calculated borrowing base, and including up to $15.0 million of stand by letters of credit. The line of credit bears interest at the Bank One corporate base plus 0.5% or LIBOR plus 2.5%. The agreement provides for commitment fee of 0.5% of the average unused line of credit and 1.75% to 2.5% of the average unused letters of credit payable annually and expires December 2002. The Agreement is secured principally by inventory, receivables and equipment. The Agreement contains covenants, which require the Company to meet certain financial tests principally related to tangible net worth and EBITDA, and restricts the payment of dividends. The calculated borrowing base generally totals less than $30.0 million at current accounts receivable levels. At September 30, 2001, letters of credit totaled $5.8 million and the available line of credit totaled $22.2 million.

CREDIT AND MARKET RISK

Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers comprising our credit base and the geographical dispersion of the customers.

Cash equivalents consist of cash and $49.4 million of investments in overnight reverse repurchase agreements at September 30, 2001. Repurchase agreements are collateralized at 102% of securities provided as collateral by the counterparty bank. The bank provides securities with a market value at least equal to the funds held by the bank under the underlying repurchase agreement.

SHAREHOLDERS' EQUITY

As of September 30, 2001, options on 258,487 shares of common stock were available for grant to key employees, consultants, independent contractors and non-employee directors under the 1993 Stock Option Plan, 1998 Non-Qualified Stock Option Plan and the 2000 Stock Option Plan, as approved by shareholders. The stock option plans allow awards in the form of incentive stock options, non-statutory stock, stock appreciation rights and shares of common stock. In October 2001, the board of directors amended the 2000 Stock Option Plan and increased the number of shares issuable under the plan from 7% of issued common shares not to exceed 2 million shares, to 13% of issued common shares not to exceed 3 million shares. This amendment is subject to shareholder approval. The board also increased the number of shares reserved for issuance under the 2000 Stock Option Plan, from 2 million shares to 3 million shares. As a result of the board action, as of September 30, 2001, the total shares reserved for issuance under the stock option plans increased to 5,482,135 shares and options on 1,288,703 shares were available for grant.

Stock option plan activity and data follow:

	2001		2000		1999	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	1,279,775	$ 16.27	996,387	$ 21.23	930,811	$ 14.61
Granted	1,063,000	9.91	491,500	8.94	419,500	28.50
Exercised	(329,232)	9.07	(20,918)	6.16	(332,924)	11.53
Canceled	(249,514)	18.25	(187,194)	27.48	(21,000)	26.64
Outstanding at end of year	1,764,029	$ 13.50	1,279,775	$ 16.27	996,387	$ 21.23
Outstanding exercisable at end of year	519,016	$ 21.30	659,323	$ 17.47	460,668	$ 14.88
Options available for grant at end of year	258,487		1,020,038		174,360	
Weighted average fair value of options granted in the year		$ 9.82		$ 7.43		$ 13.93

Options outstanding and exercisable by price range as of September 30, 2001, are as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
$ 2.38 – $ 7.38	745,500	9.2	$ 4.35	33,666	$ 5.45
7.39 – 14.75	242,473	6.9	10.01	93,301	10.60
14.76 – 22.13	437,556	6.9	20.19	105,889	18.55
22.14 – 29.50	285,000	3.6	26.06	237,829	26.05
29.51 – 36.88	53,500	5.7	35.27	48,331	35.59
2.38 – 36.88	1,764,029	7.3	$ 13.50	519,016	$ 21.30

We account for stock-based compensation plans under APB No. 25, under which no compensation expense has been recognized, as all options have been granted with an exercise price equal to or exceeding the fair value of the common stock on the date of grant. For SFAS No. 123, Accounting for Stock-Based Compensation (SFAS 123), we estimated the fair value of each option grant as of the date of grant using the Black-Scholes option pricing method with the following assumptions:

	2001	2000	1999
Volatility	81.0%	112.6%	7.1%
Risk-free interest rate	4.5%	5.3%	5.8%
Dividend rate	0.0%	0.0%	0.0%
Expected life of options	3 years	6 years	3 years

Options generally vest ratably over three years. Had compensation costs been determined consistent with SFAS 123, utilizing the assumptions detailed above and amortizing the resulting fair value of stock options granted over the respective vesting period of the options, the net income (loss) before extraordinary gain and per share amounts would have been the following pro forma amounts (in thousands, except per share data):

	2001	2000	1999
Net Income (Loss) Before Extraordinary Gain:			
As Reported	$ 23,017	$(58,087)	$ 28,369
Pro Forma	$ 20,309	$(60,597)	$ 25,056
Basic EPS:			
As Reported	$ 1.41	$ (3.52)	$ 1.69
Pro Forma	$ 1.24	$ (3.67)	$ 1.49
Diluted EPS:			
As Reported	$ 1.37	$ (3.52)	$ 1.65
Pro Forma	$ 1.21	$ (3.67)	$ 1.47

In 2001, we issued warrants to purchase 200 thousand shares of common stock at an average exercise price of $14.23 per share, in connection with business acquisitions and license agreements. The common stock had an average market price of $14.55 on the issuance dates. The warrants had a fair value of approximately $1.6 million as estimated by the Black-Scholes option pricing method (average assumed volatility 60%, risk-free rate 4.31% and term of 5.1 years). Issuance resulted in increases in additional paid-in-capital and goodwill and intangible assets.

A total of 1,800,000 shares of the Company's common stock are reserved for sale to employees under the Action Performance Companies, Inc. 1999 Employee Stock Purchase Plan. The plan allows eligible employees to purchase shares of common stock at the lesser of 85% of the fair value of such shares at the beginning or end of each semi-annual offering period. Purchases are limited to 15% of an employee's eligible compensation, subject to a maximum limitation of $25 thousand per employee annually. Employee withholdings under the plan commenced on August 1999 and share purchases occur semi-annually.

In July 2001, the Board of Directors approved a one-year program in which we may purchase up to 1 million shares of our common stock in the open market or in privately negotiated transactions. No shares have been purchased under the program.

EARNINGS PER COMMON SHARE

Reconciliations of the numerators and denominators in the EPS computations for income (loss) before extraordinary gain follows (in thousands):

	2001	2000	1999
NUMERATOR:			
Basic – income (loss) before extraordinary gain	$ 23,017	$ (58,087)	$ 28,369
Effect of dilutive 4 3/4% convertible subordinated notes, tax affected interest	—	—	3,216
Diluted – adjusted income (loss) before extraordinary gain and assumed conversions	$ 23,017	$ (58,087)	$ 31,585
DENOMINATOR:			
Basic – weighted average shares	16,373	16,515	16,789
Effect of dilutive stock options and warrants	476	—	315
Effect of dilutive 4 3/4% convertible subordinated notes	—	—	2,075
Diluted – adjusted weighted average shares and assumed conversion of 4 3/4% convertible subordinated notes	16,849	16,515	19,179

The impacts of options and warrants outstanding for the purchase of 925 thousand shares of common stock at an average price of $22.50 were not included in the calculation of diluted EPS for fiscal 2001 because to do so would be antidilutive. Those options and warrants had exercise prices greater than the average market price of the common stock in fiscal 2001. The impacts of outstanding 4 3/4% convertible subordinated notes were not included in the calculation of diluted EPS for fiscal 2001, because to do so also would have been antidilutive. The antidilutive options, antidilutive warrants, and 4 3/4% convertible subordinated notes could potentially dilute EPS in the future.

EMPLOYEE BENEFITS

Our defined contribution plan qualifies as a cash or deferred profit sharing plan under Sections 401(a) and 401(k) of the Internal Revenue Code and is available to substantially all domestic employees. Participating employees may defer from 1% to 15% of their pre-tax compensation. The plan provides for an employer matching contribution of fifty cents for each dollar contributed by the employee, up to a maximum of 2% of the employee's defined compensation. The plan also provides for an annual employer profit sharing contribution in such amounts as the Board of Directors may determine. In fiscal years 2001, 2000 and 1999, employer-matching contributions expensed totaled $157 thousand, $191 thousand, and $206 thousand.

INCOME TAXES

We provide for income taxes under SFAS No. 109, "Accounting for Income Taxes" (SFAS 109). SFAS 109 requires the use of an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities and the tax rates in effect when these differences are expected to reverse.

Income taxes, excluding income taxes on extraordinary gain, consists of the following (in thousands):

	2001	2000	1999
Current:			
Federal	$ 4,557	$ (15,765)	$ 14,877
State	409	—	849
Foreign	1,228	400	2,641
	6,194	(15,365)	18,367
Deferred:			
Change in net deferred tax liability	8,560	(9,227)	159
Change in estimated income tax receivable	(4,549)	—	—
	4,011	(9,227)	159
Income taxes	$ 10,205	$ (24,592)	$ 18,526

A reconciliation of the federal income tax rate to the Company's effective rate follows:

	2001	2000	1999
Statutory federal rate	35%	(35)%	35%
State taxes, net of federal benefit	2	(2)	2
Foreign incremental rate	—	—	2
Non-deductible expenses	1	2	—
Valuation allowances	(2)	5	—
US benefit of Goodsports closure	(5)	—	—
	31%	(30)%	39%

Notes To Consolidated Financial Statements

The components of deferred taxes at September 30 follow (in thousands):

	2001	2000
Deferred Tax Assets:		
Domestic–		
Inventory cost capitalization	$ 800	$ 869
Reserves and accruals	3,718	8,752
Deferred compensation	320	220
Intangible asset capitalization	1,239	2,183
Capital loss carryforwards	758	752
State net operating losses	1,548	1,102
Valuation allowance	(2,131)	(1,636)
Foreign–		
Reserves and accruals	217	350
Net operating losses	2,483	6,125
Valuation allowance	(1,164)	(2,516)
Net deferred tax assets	7,788	16,201
Deferred Tax Liabilities:		
Domestic–		
Accelerated tax depreciation	(1,829)	(1,248)
Accelerated tax amortization	(3,462)	(2,817)
Reserves and accruals	(314)	(457)
Foreign-		
Accelerated tax depreciation	(897)	(3,567)
Accelerated tax amortization	(2,530)	(759)
Reserves and accruals	(52)	(25)
Net deferred tax liabilities	(9,084)	(8,873)
Net deferred tax asset (liability)	$ (1,296)	$ 7,328

SFAS 109 requires the reduction of deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax asset may not be realized. During 2001, we reduced valuation allowances by $1.5 million because 2001 taxable income was sufficient to realize state net operating loss tax assets and other deferred tax assets. In 2001, we also offset $2.1 million of valuation allowances against deferred tax assets when Goodsports liquidated. Valuation allowances as of September 30, 2001, include $1.2 million to fully reserve a foreign tax asset for net operating losses generated by a German subsidiary, $1.3 million to fully reserve tax assets for state net operating losses expected to expire before realized and $0.8 million to fully reserve capital loss carryforwards. Those capital loss carryforwards of $2.0 million expire $1.0 million in 2005 and $1.0 million in 2006.

No United States federal income taxes have been provided on undistributed earnings of German subsidiaries deemed permanently reinvested. Those earnings total $4.1 million at September 30, 2001.

SUPPLEMENTAL CASH FLOW INFORMATION

The supplemental cash flow disclosures and non-cash transactions follow (in thousands):

	2001	2000	1999
Supplemental disclosures:			
Interest paid	$ 5,222	$ 6,276	$ 4,279
Income taxes paid (refunded), net	(17,032)	2,332	12,052
Non-cash transactions:			
Common stock issued in acquisitions	175	—	4,298
Warrants issued in acquisitions	241	—	—
Warrants issued for licenses	1,399	—	—
Licenses contributed for minority interest	173	—	—
Shares issued to repurchase debt	12,628	—	—
Debt and liabilities incurred or assumed in acquisitions	—	833	3,999
Property and equipment acquired with debt	—	—	1,078

LEGAL MATTERS

Action was named as defendant in lawsuits that alleged anti-competitive activities in violation of federal anti-trust law on the part of certain entities, prior to Action's acquisition of those entities. In order to avoid further expense and the distraction of management in September 1999, Action entered into a settlement agreement for the lawsuit. In connection with the settlement, we recorded a pre-tax charge of $3.6 million during fiscal 1999 to reflect the financial terms of the settlement, legal and other expenses. This charge is included in selling, general and administrative. The settlement required $1.9 million cash payment and $1.1 million coupon distribution. We paid the cash portion of the settlement during fiscal 2000. Recipients may redeem the coupons before the end of 2002. Action must pay 25% of the unredeemed coupon value to a charity of the settlement parties' choice.

On November 30, 1999, a class action lawsuit was filed against Action alleging Action and other defendants violated the Securities Exchange Act of 1934 by (a) making allegedly false statements about the state of Action's business and the shipment of certain products to a customer, or (b) participating in a fraudulent scheme that was intended to inflate the price of the common stock. The lawsuit was dismissed in September 2001.

COMMITMENTS AND CONTINGENCIES

Aggregate future minimum guaranteed royalty payments and personal service agreement payments are as follows as of September 30, 2001 (in thousands):

Calendar Year	Royalty	Personal Service
2002	$ 20,817	$ 825
2003	16,695	800
2004	15,650	600
2005	14,323	100
2006	10,015	100
Thereafter	23,670	—
Total	$101,170	$ 2,425

Royalties expensed under licenses, including guaranteed minimums, were $46.2 million, $48.4 million and $49.7 million for the fiscal years 2001, 2000 and 1999.

Notes To Consolidated Financial Statements

Aggregate future payments and receipts under noncancelable operating leases and subleases are as follows as of September 30, 2001 (in thousands):

Fiscal Year	Lease Payments	Sublease Receipts
2002	$ 4,970	$ 2,523
2003	3,636	1,327
2004	3,222	1,327
2005	3,192	1,505
2006	2,985	1,522
Thereafter	17,043	3,860
Total	$ 35,048	$ 12,064

In the sublease arrangements, we remain the primary obligor under the terms of the original lease agreements. Rent expense related to these lease agreements totaled $5.6 million, $5.7 million, and $4.8 million for the fiscal years 2001, 2000 and 1999.

Purchase commitments at September 30, 2001, totaled $7.5 million, including commitments supported by letters of credit.

We entered into a contractual agreement providing severance benefits to a key employee in the event of a potential change of ownership or termination of employment. Commitments under this arrangement totaled approximately $1.8 million at September 30, 2001.

In the ordinary course of business we are subject to certain lawsuits and asserted and unasserted claims. We believe that the resolution of any such matters will not have a material adverse effect on financial position or results of operations.

RELATED PARTY TRANSACTIONS

We previously leased and now own a building in Tempe, Arizona, which we previously used for corporate, administrative, sales, and warehousing purposes. We paid our chairman rent on the facility of approximately $120 thousand for fiscal 1999. In fiscal 1999, we completed the $2.1 million purchase of the facility. During fiscal year 2000, we reduced the carrying value of the property to estimated current market value. The property is included in other long-term assets and is currently held for sale.

In August 2001, we advanced our chairman $262 thousand in connection with the exercise of stock options. The advance was repaid in full in November 2001.



Tony Stewart 2001 Winner: Pontiac Excitement 500
Dodge SaveMart 350
Sharpie 500





Bobby Labonte 2001 Winner: Pennsylvania 500
NAPA 500

2000 NASCAR Winston Cup Champion




DODGE
MARVEL
Your Friendly Dodge Dealers
ULTIMATE
SPIDER-MAN
DODGE
ALI
NATIONAL TRAINING CENTER

Corporate Office
ACTION PERFORMANCE COMPANIES, INC.
4707 E. Baseline Road
Phoenix, AZ 85042
Telephone: (602) 337-3700

Independent Public Accountants
ARTHUR ANDERSEN LLP
Phoenix, AZ 85008


DODGE
9
Your Friendly Dodge Dealers

Bill Elliott 2001 Winner: Pennzoil Freedom 400
1988 NASCAR Winston Cup Champion

Transfer Agent and Registrar
AMERICAN STOCK TRANSFER & TRUST CO.
40 Wall St.
New York, NY 10005

Corporate Counsel
GREENBERG TRAURIG, LLP
Phoenix, AZ 85016

Corporate Information

Annual Report to SEC

A copy of the Form 10-K as filed with the Securities and Exchange Commission is available to shareholders without charge upon written request to the Company.

Stock Exchange Listing

Common stock trading symbol on the NASDAQ National Market: ACTN

Annual Meeting

The annual meeting of shareholders will be held at 9 am on March 4, 2002, at the Hilton Phoenix Airport, 2435 S. 47th St Phoenix, AZ 84034.

Forward-Looking Statements:

Certain statements in this Annual Report are forward-looking statements within the meaning of applicable securities laws. These statements involve certain risks and uncertainties that may cause actual results to differ materially from expectations as of the date of this report. These risks include the Company's ability to design and arrange for the timely production and delivery of products and services that achieve market acceptance; the Company's ability to identify popular motorsports licensors and to enter into and maintain mutually satisfactory licensing arrangements with them; the Company's dependence on the popularity of the motorsports industry in general and NASCAR racing in particular; the Company's reliance upon third parties for manufacturing and shipping; risks associated with international operations; general economic conditions and the level of consumer spending; and numerous other factors identified in the Company's Form 10-K and other filings with the Securities and Exchange Commission.

Fred W. Wagenhals
President and Chief Executive Officer

R. David Martin
Chief Financial Officer, Secretary and Treasurer

Melodee L. Volosin
Executive Vice President–Sales

John S. Bickford Sr.
Executive Vice President–Strategic Alliances

Executive Officers

Board of Directors

Fred W. Wagenhals
Chairman of the Board of Directors
Action Performance Companies, Inc.

Herbert M. Baum
President, CEO, Chairman of the Board,
The Dial Corporation

Edward J. Bauman
Chairman
Anderson Bauman Tourtellot Vos & Co.

John S. Bickford Sr.
Action Performance Companies, Inc.

Jack M. Lloyd
Private Investor

R. David Martin
Action Performance Companies, Inc.

Robert L. Matthews
Vice Chairmen of the Board
Bank One Arizona

Lowell L. Robertson
Retired Partner, Deloitte & Touche LLP

Melodee L. Volosin
Action Performance Companies, Inc.



24



The Jeff Gordon Foundation







Jeff Gordon 2001 Winner: UAW-DaimlerChrysler 400
MBNA Platinum 400
Kmart 400
Brickyard 400
Global Crossing @ The Glen
Protection One 400

2001 NASCAR Winston Cup Champion
1998 NASCAR Winston Cup Champion
1997 NASCAR Winston Cup Champion
1995 NASCAR Winston Cup Champion
1993 NASCAR Winston Cup Rookie of the Year


NASCAR
RACING
DUPONT
CHAMPIONS
AMPIONS
Goodwrench Service Plus
OREO
GM
Goodwrench
Service
Plus
Dodge



ACTION COLLECTABLES, THE CHOICE *of* CHAMPIONS